UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                         SEC File No. 000-31187
                                                       CUSIP Number 089155 10 5
(Check One):
[ ] Form 10-KSB   [ ]Form 20-F  [ ]Form 11-K   [X] Form 10-QSB  [ ]Form -SAR

                  For Period Ended: June 30, 2005

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form -SAR
                  For the Transition Period Ended:____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: Big Flash Corporation

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                              19 East 200 South, Suite  1080
City, State and Zip Code:                         Salt Lake City, Utah 84111

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
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The Registrant has not completed its financial statements for the fiscal quarter ended June 30, 2005 and is contemplating the termination of its registration under the Securities Exchange Act of 1934. However, it is the intent of the Registrant to file its report on Form 10-QSB for June 30, 2005 quarter within the extended period permitted by this Notification of Late Filing, before making a final determination as to its Exchange Act registration.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
         Leonard E. Neilson          (801)                       733-0800
         ------------------       -----------               ------------------
              (Name)              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is not, identify reports(s).  Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof? Yes [ ]   No [X]

         If  so,  attach   an  explanation  of  the  anticipated   change,  both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              BIG FLASH CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 16, 2005           By:      /S/      EDWARD F. COWLE
                                     -------------------------------------------
                                           Edward F. Cowle
                                           President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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